Exhibit 99.1

CNFinance Announces Second Quarter and First Half of 2023

Unaudited Financial Results

GUANGZHOU, China, August 29, 2023 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2023 and the first half of 2023.

Second Quarter 2023 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB4.5 billion (US$626.8 million) in the second quarter of 2023, representing an increase of 45.2% from RMB3.1 billion in the same period of 2022.

●	Total number of active borrowers[2] was 25,657 during the second quarter of 2023, representing an increase of 18.5% from 21,649 in the same period of 2022.

●	Total number of transactions[3] was 6,269 during the second quarter of 2023, representing an increase of 8.6% from 5,770 in the same period of 2022.

●	Total interest and fees income was RMB431.3 million (US$59.5 million) in the second quarter of 2023, representing an increase of 5.2% from RMB409.9 million in the same period of 2022.

●	Net income was RMB43.8 million (US$6.0 million) in the second quarter of 2023, representing an increase of 142.0% from RMB18.1 million in the same period of 2022.

●	Basic earnings per ADS and diluted earnings per ADS were RMB0.64 (US$0.09) and RMB0.57 (US$0.08), respectively, in the second quarter of 2023, compared to RMB0.27 and RMB0.24, respectively, in the same period of 2022.

First Half of 2023 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB8.0 billion (US$1.1 billion) in the first half of 2023, representing an increase of 42.9% from RMB5.6 billion in the same period of 2022.

●	Total number of transactions[3] was 11,812 during the first half of 2023, representing an increase of 16.3% from 10,156 in the same period of 2022.

●	Total interest and fees income was RMB884.5 million (US$122.0 million) in the first half of 2023, representing an increase of 6.9% from RMB827.1 million in the same period of 2022.

●	Net income was RMB93.1 million (US$12.8 million) in the first half of 2023, representing an increase of 52.1% from RMB61.2 million in the same period of 2022.

●	Basic earnings per ADS and diluted earnings per ADS were RMB1.36 (US$0.19) and RMB1.22 (US$0.17), respectively, in the first half of 2023, compared to RMB0.89 and RMB0.80 respectively, in the same period of 2022.

[1]	Refers to the total amount of loans CNFinance originated under the trust lending model and loans recommended to commercial banks during the relevant period.

[2]	Refers to borrowers with outstanding loan principal of home equity loans as at the end of a specific period.
[3]	Refers to the total number of loans CNFinance originated under the trust lending model and loans recommended to commercial banks during the relevant period.

“In the second quarter of 2023, we have continued promoting high-quality development of our services by coordinating growth of scale and, asset quality, while ensuring our general compliance with applicable laws and regulations. During such quarter, we originated loans of RMB4.5 billion in total. As a result of our effective risk control mechanism, we recovered loan principal, interest and penalties which equal to approximately 110% of the actual outstanding loan principal of delinquent loans in the second quarter of 2023. In the second quarter of 2023, we continued to refine our credit risk control mechanism by analyzing historical data and adding more influential factors into the model of collateral evaluation and credit decisions. As a result of constantly improving credit risk control mechanism, our delinquency ratio (excluding loans held-for-sale) has decreased.

Going forward, as the recovery of China’s economy has slowed down, our task remains to achieve ‘high-quality development’, which requires us to expand our business and manage the overall risk at the same time. To achieve such goal, we will have to keep designing new products to meet the needs of a broader range of customers and also investing in technology to empower the full cycle of our business.” Commented Mr. Zhai Bin, Chairman and CEO of CNFinance.

Second Quarter 2023 Financial Results

Total interest and fees income increased by 5.2% to RMB431.3 million (US$59.5 million) for the second quarter of 2023 from RMB409.9 million in the same period of 2022.

Interest and financing service fees on loans increased by 5.6% to RMB395.9 million (US$54.6 million) for the second quarter of 2023 from RMB374.8 million in the same period of 2022, primarily attributable to the increase of average daily outstanding loan principal in the second quarter of 2023 as compared to the same period of 2022.

Interest income charged to sales partners, representing fee charged to sales partners who choose to repurchase default loans in installments, decreased by 12.6% to RMB28.5 million (US$3.9 million) for the second quarter of 2023 from RMB32.6 million in the same period of 2022, primarily due to the decrease of default loans that were repurchased by sales partners in installments during the second quarter of 2023.

Interest on deposits with banks increased by 176.0% to RMB6.9 million (US$1.0 million) for the second quarter of 2023 from RMB2.5 million in the same period of 2022, primarily due to increased average daily balance of time deposits.

Total interest and fees expenses decreased by 3.0% to RMB181.7 million (US$25.1 million) for the second quarter of 2023, compared to RMB187.3 million in the same period of 2022, primarily due to lower funding cost from trust companies.

Net interest and fees income was RMB249.6 million (US$34.4 million) for the second quarter of 2023, representing an increase of 12.1% from RMB222.6 million in the same period of 2022.

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrower and providing technical assistance to the borrower and banks, net of fees paid to third-party insurance company and commissions paid to sales channels, was RMB28.6 million (US$3.9 million) for the second quarter of 2023 as compared to RMB0.7 million in the same period of 2022. The Company has been collaborating with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022. The outstanding loan principal under the commercial bank partnership was RMB4.5 billion as of June 30, 2023 as compared to RMB0.3 billion as of June 30, 2022.

Collaboration cost for sales partners was RMB82.6 million (US$11.4 million) for the second quarter of 2023 as compared to RMB76.6 million in the same period of 2022, primarily due to the increase of loans recommended by sales partners under the commercial bank partnership.

Net interest and fees income after collaboration cost was RMB195.6 million (US$27.0 million) for the second quarter of 2023, representing an increase of 33.3% from RMB146.7 million in the same period of 2022.

Provision for credit losses, representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model in relation to certain financial guarantee arrangements the Company entered into with a third-party guarantor, who provides guarantee services to commercial bank partners, decreased by 25.7% to RMB50.8 million (US$7.0 million) for the second quarter of 2023 from RMB68.4 million in the same period of 2022, primarily due to the decrease in outstanding loan principal of delinquent loans resulting from our constantly improving credit risk control mechanism.

Realized gains on sales of investments, net representing realized gains from the sales of investment securities, was RMB11.8 million (US$1.6 million), as compared to RMB8.1 million for the same period of 2022. The increase was primarily due to effective funds management.

Net losses on sales of loans was RMB3.3 million (US$0.5 million) for the second quarter of 2023 as compared to RMB3.4 million in the same period of 2022.

Other gains, net decreased by 97.3% to RMB0.8 million (US$0.1 million) for the second quarter of 2023 from RMB29.8 million in the same period of 2022, primarily due to the decrease of Credit Risk Mitigation Positions forfeited by the sales partners as a result of our refined management on sales partners.

Total operating expenses increased by 8.0% to RMB98.7 million (US$13.6 million) for the second quarter of 2023, compared with RMB91.4 million in the same period of 2022.

Employee compensation and benefits was RMB50.9 million (US$7.0 million) for the second quarter of 2023 as compared to RMB48.6 million in the same period of 2022, primarily attributable to an increase in the performance-based bonuses as a result of an increase in loan origination volume during the second quarter of 2023.

Share-based compensation expenses for the second quarter of 2023 was nil as compared to RMB1.4 million in the same period of 2022. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted was vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option granted has been fully recognized as of December 31, 2022.

Taxes and surcharges decreased by 14.4% to RMB7.7 million (US$1.1 million) for the second quarter of 2023 from RMB9.0 million for the same period of 2022, primarily attributable to the decrease of “service fees charged to trust plans” which is a non-deductible item in value added tax (“VAT”). According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” decreased in the second quarter of 2023 compared to the same period of 2022 due to the decrease of scale of some trust plans.

Operating lease cost increased to RMB3.7 million (US$0.5 million) for the second quarter of 2023 as compared to RMB3.5 million for the same period of 2022.

Other expenses increased by 26.0% to RMB36.4 million (US$5.0 million) for the second quarter of 2023 from RMB28.9 million in the same period of 2022, primarily due to the increase in fees paid to local channels for introducing sales partners to the Company.

Income tax expense increased by 251.5% to RMB11.6 million (US$1.6 million) for the second quarter of 2023 from RMB3.3 million in the same period of 2022, due to the increase in the amount of taxable income.

Effective tax rate increased to 21.0% for the second quarter of 2023 from 15.3% in the same period of 2022, primarily due to the fact that one of the subsidiaries turned from losses to profit-making incomes during the second quarter in 2022, resulting in reversal of the full valuation allowance of the deferred tax asset. Such reversal of allowance did not occur in the second quarter of 2023.

Net income increased by 142.0% to RMB43.8 million (US$6.0 million) for the second quarter of 2023 from RMB18.1 million in the same period of 2022.

Basic earnings per ADS and diluted earnings per ADS were RMB0.64 (US$0.09) and RMB0.57(US$0.08), respectively, in the second quarter of 2023, compared to RMB0.27 and RMB0.24, respectively, in the same period of 2022. One ADS represents 20 ordinary shares.

First Half of 2023 Financial Results

Total interest and fees income increased by 6.9% to RMB884.5 million (US$122.0 million) for the first half of 2023 from RMB827.1 million in the same period of 2022.

Interest and financing service fees on loans increased by 5.4% to RMB807.4 million (US$111.4 million) for the first half of 2023 from RMB765.9 million in the same period of 2022, primarily attributable to the increase of average daily outstanding loan principal in the first half of 2023 as compared to the same period of 2022.

Interest income charged to sales partners, representing fee charged to sales partners who choose to repurchase default loans in installments, increased by 17.9% to RMB66.0 million (US$9.1 million) for the first half of 2023 from RMB56.0 million in the same period of 2022, primarily due to the fact that the Company allowed more sales partners to repurchase the default loans in installments to help sales partners ease their pressure on cashflow in the first half of 2023.

Interest on deposits with banks increased by 113.5% to RMB11.1 million (US$1.5 million) for the first half of 2023 from RMB5.2 million in the same period of 2022, primarily due to increased average daily balance of time deposits.

Total interest and fees expenses decreased by 5.6% to RMB366.3 million (US$50.5 million) in the first half of 2023 from RMB388.2 million in the same period in 2022, primarily due to lower funding cost from trust companies in the first half of 2023.

Net interest and fees income was RMB518.2 million (US$71.5 million) for the first half of 2023, representing an increase of 18.1% from RMB438.9 million in the same period of 2022.

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrower and providing technical assistance to the borrower and banks, net of fees paid to third-party insurance company and commissions paid to sales channels, was RMB50.1 million (US$6.9 million) for the first half of 2023 as compared to RMB0.9 million in the same period of 2022. The Company has been collaborating with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022. The outstanding loan principal under the commercial bank partnership was RMB4.5 billion as of June 30, 2023 as compared to RMB0.3 billion as of June 30, 2022.

Collaboration cost for sales partners increased by 6.0% to RMB165.6 million (US$22.8 million) for the first half of 2023 from RMB156.2 million in the same period of 2022, primarily due to the increase of loans recommended by sales partners under the commercial bank partnership.

Net interest and fees income after collaboration cost increased by 42.0% to RMB402.7million (US$55.5 million) for the first half of 2023 from RMB283.6 million in the same period of 2022.

Provision for credit losses representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model in relation to certain financial guarantee arrangements the Company entered into with a third-party guarantor, who provides guarantee services to commercial bank partners, increased by 136.1% to RMB129.6 million (US$17.9 million) for the first half of 2023 from RMB54.9 million in the same period in 2022. The increase was the combined effect of (a) the increase in expected credit losses of guarantee under the commercial bank partnership model as the origination volume grew and scaled rapidly in the first half of 2023; (b) a reversal of allowance in the first quarter of 2022 due to the fact that the Company disposed the remaining loans under the traditional facilitation model to third parties and the allowance of such loans was reversed.

Realized gains on sales of investments, net representing realized gains from the sales of investment securities, was RMB15.7 million (US$2.2 million), as compared to RMB16.4 million for the same period of 2022.

Net losses on sales of loans was RMB4.2 million (US$0.6 million) for the first half of 2023 as compared to RMB42.4 million in the same period of 2022. The net losses in the first half of 2022 was primarily attributable to the fact that the Company disposed the remaining loans under the traditional facilitation model which were all facilitated prior to 2019 to third parties in bulk during the first quarter of 2022.

Other gains, net decreased by 65.4% to RMB16.7 million (US$2.3million) for the first half of 2023 from RMB48.3 million in the same period of 2022, primarily due to the decrease of Credit Risk Mitigation Positions forfeited by the sales partners as a result of our refined management on sales partners.

Total operating expenses increased by 4.6% to RMB179.0 million (US$24.7 million) in the first half of 2023, compared with RMB171.2 million in the same period of 2022.

Employee compensation and benefits increased by 3.7% to RMB95.0 million (US$13.1 million) in the first half of 2023 from RMB91.6 million in the same period in 2022.

Share-based compensation expenses in the first half of 2023 was nil as compared to RMB2.9 million in the same period of 2022. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted was vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option granted has been fully recognized as of December 31, 2022.

Taxes and surcharges decreased by 4.1% to RMB16.4 million (US$2.3 million) in the first half of 2023 from RMB17.1 million in the same period of 2022, primarily attributable to the decrease of “service fees charged to trust plans” which is a non-deductible item in value added tax (“VAT”). According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” decreased in the first half of 2023 compared to the same period of 2022 due to the decrease of scale of some trust plans.

Operating lease cost was RMB7.8 million (US$1.1 million) for the first half of 2023 as compared to RMB7.0 million for the same period of 2022.

Other expenses increased by 13.7% to RMB59.8 million (US$8.2 million) in the first half of 2023 from RMB52.6 million in the same period of 2022, primarily due to the increase in fees paid to local channels for introducing sales partners to the Company.

Income tax expense was RMB29.2 million (US$4.0 million) in the first half of 2023, as compared to RMB18.6 million in the same period of 2022, primarily due to the increase in taxable income in the first half of 2023 as compared to the same period of 2022.

Effective tax rate was 23.9% as compared to 23.4% in the same period of 2022.

Net income increased by 52.1% to RMB93.1 million (US$12.8 million) in the first half of 2023, from RMB61.2 million in the same period of 2022.

Basic earnings per ADS and diluted earnings per ADS were RMB1.36 (US$0.19) and RMB1.22 (US$0.17), respectively, in the first half of 2023, compared to RMB0.89 and RMB0.80 respectively, in the same period of 2022. One ADS represents 20 ordinary shares.

As of June 30, 2023, the Company had cash and cash equivalents and restricted cash of RMB1.9 billion (US$0.3 billion), compared with RMB1.8 billion as of December 31, 2022, including RMB1.3 billion (US$0.2 billion) and RMB1.2 billion from structured funds as of June 30, 2023 and December 31, 2022, respectively, which could only be used to grant new loans and activities.

The delinquency ratio (excluding loans held for sale) for loans originated by the Company decreased from 18.3% as of December 31, 2022 to 15.2% as of June 30, 2023. The delinquency ratio for first lien loans (excluding Loans held-for-sale) decreased from 21.8% as of December 31, 2022 to 17.7% as of June 30, 2023, and the delinquency ratio for second lien loans (excluding Loans held-for-sale) increased from 13.8% as of December 31, 2022 to 14.4% as of June 30, 2023.

The NPL ratio (excluding loans held for sale) for loans originated by the Company increased from 1.1% as of December 31, 2022 to 1.4% as of June 30, 2023. The NPL ratio for first lien loans (excluding Loans held-for-sale) increased from 1.1% as of December 31, 2022 to 1.8% as of June 30, 2023, and the NPL ratio for second lien loans (excluding Loans held-for-sale) increased from 1.2% as of December 31, 2022 to 1.4% as of June 30, 2023.

Recent Development

US$20 Million Share Repurchase Program

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a period of up to 12 months commencing on March 16, 2022. On March 16, 2023, the Company’s board of directors authorized to extend the share repurchase program for 12 months commencing on March 16, 2023. As of June 30, 2023, the Company had repurchased an aggregate of approximately US$14.8 million worth of its ADSs under this share repurchase program.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 29, 2023 (8:00 PM Beijing/ Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on September 5, 2023.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	5588757

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2023, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, the impact and future development of COVID-19 pandemic in China and across the globe, and relevant government law, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands, except for number of shares)

	December 31, 2022	June 30, 2023
	RMB	RMB	US$
Assets
Cash, cash equivalents and restricted cash	1,772,184	1,880,754	259,368
Loans principal, interest and financing service fee receivables	9,456,802	8,149,245	1,123,832
Allowance for credit losses	763,996	680,016	93,778
Net loans principal, interest and financing service fee receivables	8,692,806	7,469,229	1,030,054
Loans held-for-sale	1,844,438	2,101,460	289,805
Investment securities	518,645	999,129	137,786
Property and equipment	2,284	2,920	403
Intangible assets and goodwill	3,488	3,233	446
Deferred tax assets	76,905	108,811	15,005
Deposits	145,093	154,311	21,280
Right-of-use assets	29,777	32,051	4,420
Guaranteed assets	726,411	715,707	98,701
Other assets	669,889	1,007,093	138,884
Total assets	14,481,920	14,474,698	1,996,152

Liabilities and shareholders’ equity
Interest-bearing borrowings
Borrowings under agreements to repurchase	112,642	472,143	65,111
Other borrowings	7,727,559	6,806,168	938,614
Accrued employee benefits	31,645	20,273	2,796
Income taxes payable	186,901	215,392	29,704
Deferred tax liabilities	73,752	71,791	9,900
Lease liabilities	28,583	30,810	4,249
Credit risk mitigation position	1,354,653	1,331,863	183,672
Other liabilities	1,028,471	1,451,390	200,156
Total liabilities	10,544,206	10,399,830	1,434,202

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2022 and June 30, 2023)	917	917	126
Treasury stock	(87,631)	(98,130)	(13,533)
Additional paid-in capital	1,024,204	1,024,204	141,244
Retained earnings	2,958,716	3,042,896	419,635
Accumulated other comprehensive losses	(10,212)	(2,834)	(390)
Non-controlling interests	51,720	107,815	14,868
Total shareholders’ equity	3,937,714	4,074,868	561,950

Total liabilities and shareholders’ equity	14,481,920	14,474,698	1,996,152

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended June 30, 2023
	2022	2023	2023
	RMB	RMB	US$
Interest and fees income
Interest and financing service fees on loans(2)	374,783	395,923	54,600
Interest income charged to sales partners	32,557	28,517	3,933
Interest on deposits with banks	2,492	6,885	949
Total interest and fees income	409,832	431,325	59,482

Interest expenses on interest-bearing borrowings	(187,304)	(181,687)	(25,056)
Total interest and fees expenses	(187,304)	(181,687)	(25,056)
Net interest and fees income	222,528	249,638	34,426

Net revenue under the commercial bank partnership model(2)	741	28,588	3,942
Collaboration cost for sales partners	(76,599)	(82,576)	(11,387)

Net interest and fees income after collaboration cost	146,670	195,650	26,981
Provision for credit losses (1)	(68,416)	(50,820)	(7,008)
Net interest and fees income after collaboration cost and provision for credit losses	78,254	144,830	19,973

Realized gains on sales of investments, net	8,066	11,827	1,631
Net losses on sales of loans(1)	(3,440)	(3,293)	(454)
Other gains, net	29,892	750	103
Total non-interest income	34,518	9,284	1,280

Operating expenses
Employee compensation and benefits	(48,602)	(50,932)	(7,024)
Share-based compensation expenses	(1,444)	-	-
Taxes and surcharges	(9,036)	(7,716)	(1,064)
Operating lease cost	(3,436)	(3,675)	(507)
Other expenses	(28,863)	(36,379)	(5,017)
Total operating expenses	(91,381)	(98,702)	(13,612)

Income before income tax expense	21,391	55,412	7,641
Income tax expense	(3,276)	(11,632)	(1,603)
Net income	18,115	43,780	6,038

Earnings per share
Basic	0.01	0.03	0.004
Diluted	0.01	0.03	0.004
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	0.27	0.64	0.09
Diluted	0.24	0.57	0.08

Other comprehensive income
Foreign currency translation adjustment	11,107	8,884	1,225
Comprehensive income	29,222	52,664	7,263
Less: net income attributable to non-controlling interests	-	6,477	893
Total comprehensive income attributable to ordinary shareholders	29,222	46,187	6,370

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Six months ended June 30, 2023,
	2022	2023	2023
	RMB	RMB	US$
Interest and fees income
Interest and financing service fees on loans(2)	765,893	807,372	111,342
Interest income charged to sales partners	55,985	65,967	9,097
Interest on deposits with banks	5,242	11,162	1,539
Total interest and fees income	827,120	884,501	121,978

Interest expenses on interest-bearing borrowings	(388,194)	(366,286)	(50,513)
Total interest and fees expenses	(388,194)	(366,286)	(50,513)
Net interest and fees income	438,926	518,215	71,465

Net revenue under the commercial bank partnership model(2)	863	50,059	6,903
Collaboration cost for sales partners	(156,202)	(165,583)	(22,834)

Net interest and fees income after collaboration cost	283,587	402,691	55,534
Provision for credit losses (1)	(54,863)	(129,621)	(17,876)
Net interest and fees income after collaboration cost and provision for credit losses	228,724	273,070	37,658

Realized gains on sales of investments, net	16,432	15,718	2,168
Net losses on sales of loans(1)	(42,370)	(4,163)	(574)
Other gains, net	48,346	16,710	2,304
Total non-interest income	22,408	28,265	3,898

Operating expenses
Employee compensation and benefits	(91,650)	(94,962)	(13,096)
Share-based compensation expenses	(2,887)	-	-
Taxes and surcharges	(17,083)	(16,435)	(2,266)
Operating lease cost	(6,983)	(7,832)	(1,080)
Other expenses	(52,666)	(59,769)	(8,243)
Total operating expenses	(171,269)	(178,998)	(24,685)

Income before income tax expense	79,863	122,337	16,871
Income tax expense	(18,669)	(29,220)	(4,030)
Net income	61,194	93,117	12,841
Earnings per share
Basic	0.04	0.07	0.010
Diluted	0.04	0.06	0.008
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	0.89	1.36	0.19
Diluted	0.80	1.22	0.17

Other comprehensive losses
Foreign currency translation adjustment	8,867	7,378	1,017
Comprehensive income	70,061	100,495	13,858
Less: net income attributable to non-controlling interests	-	8,937	1,232
Total comprehensive income attributable to ordinary shareholders	70,061	91,558	12,626

(1)	In 2022, the majority of sales partners chose to fulfill their guaranteed obligations by making instalment payments. When sales partners sign the creditor’s rights transfer agreement, the loans to be transferred will be recognized as “held-for-sale loans (HFS)”, and HFS would be measured at the lower of the cost and fair value. In 2022, the Company reassessed the fair value of HFS, such reassessment had led to overstatement in net gains/(losses) on sales of loans as well as understatement in provision for credit losses, which had no impact on net income in the three months ended June 30, 2022 and in the first half of 2023.

(2)	To provide more relevant information, the line items of Interest income charged to sales partners and Net revenue under the commercial bank partnership model, which were included in Interest and financing service fees on loans in the three months ended June 30, 2022 have been shown in separate items.